UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

WCI COMMUNITIES, INC.

(Name of Subject Company)

WCI COMMUNITIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

92923C104

(CUSIP Number of Class of Securities)

Vivien N.Hastings, Esq.

Senior Vice President, Secretary and General Counsel

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

(239) 947-2600

WITH COPIES TO:

Mario A. Ponce, Esq.

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WCI Communities, Inc. (“WCI” or the “Company”) with the U.S. Securities and Exchange Commission on April 5, 2007 (as amended, the “Statement”) relating to the tender offer by Icahn Partners LP, a Delaware limited partnership, Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership, and High River Limited Partnership, a Delaware limited partnership (collectively, the “Icahn Group”), to purchase any and all of the outstanding shares of WCI’s common stock, par value $0.01 per share, together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of January 30, 2007 (as amended through the date hereof, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 4.	The Solicitation and Recommendation.

Item 4 is amended and supplemented by adding the following information at the end of the fifth sentence located under the heading “Reasons for Recommendation. — (2) The Timing of the Offer is Opportunistic and Disruptive”:

With respect to our plan to generate positive cash flow, over 90% of the $1 billion is expected to be derived from outstanding contracts. The majority of this amount is expected to be realized from the closing of sold units located in residential towers under construction and planned for completion in 2007 and a minority is expected to come from the closing of sold units in residential towers completed before the end of 2006. Currently, we expect the remaining amount to be received from the sale of land and other assets.

Item 4 is further amended and supplemented by deleting the text in the third bullet located under the heading “Reasons for Recommendation. — (5) The Offer is Structurally Coercive” and replacing it in its entirety with the following:

Potential Impact on Our Credit Facilities and Senior Subordinated Notes. If the Offer results in the Icahn Group beneficially owning more than 50% of the Common Stock or if the Icahn Group obtains majority control of the Board, the Company’s indebtedness under its senior credit facilities will become immediately due and payable, unless the lenders waive their contractual rights, whether or not the Icahn Group’s nominees are approved by WCI’s current Board. In addition, under the indentures governing WCI’s outstanding senior subordinated notes, a change of control would occur if the Icahn Group acquires more than 50% of the Common Stock or on “the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors” (provided, that, in the case of WCI’s contingent convertible senior subordinated notes, a change of control would not occur if WCI’s common stock price exceeds $27.57 per share for specified periods of time or at least 90% of the consideration resulting in a transaction constituting a change of control consists of shares of common stock traded on a national exchange or market). Continuing Director is defined in the indentures as follows: “as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the date of th[e] [i]ndenture, or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.”

Upon a change of control, the Company will be required to make an offer to repurchase all of its senior subordinated notes within 90 days, for, in some cases, 101% of the par value of such notes, unless the noteholders agree to waive their contractual rights. If the Company is unable to refinance this outstanding indebtedness or obtain the necessary waivers, it may be forced into bankruptcy. According to the Schedule TO, the Icahn Group is exploring refinancing options for the Company’s indebtedness but has not indicated it will effect a consent solicitation and/or debt tender offer with respect to the senior subordinated notes. Furthermore, if the Icahn Group is able to refinance the Company’s indebtedness but the terms are less favorable than WCI’s current terms, it could be detrimental to the Company and may negatively impact WCI’s future performance.

Item 4 is further amended and supplemented by deleting the first sentence of the second bullet located under the heading “Reasons for Recommendation. — (6) The Offer is Highly Conditional” and replacing it in its entirety with the following sentence:

Some of the conditions are not subject to objective criteria, but rather provide the Icahn Group with a broad range of reasons upon which the Icahn Group may decline to proceed with the Offer with no material risk to the Icahn Group.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WCI COMMUNITIES, INC.

Dated: April 24, 2007	By:	/s/ JERRY L. STARKEY
		Name:	Jerry L. Starkey
		Title:	Chief Executive Officer